Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

									Year-to-Date
									Period Ending
	Fiscal Year Ended December 31,					Year Ended December 31, 2009		Year-to-Date	October 2, 2010
	2005	2006	2007	2008	2009	Pro Forma Adjustment	Pro Forma	Period Ended October 2, 2010	Pro Forma Adjustment	Pro Forma

	(In thousands, except per share data)
Loss before noncontrolling interest, equity income (loss), (impairment) recovery of equity investment and income tax benefit	$(18,511)	$(28,013)	$(18,772)	$(237,054)	$(118,505)	$(12,386)	$(130,891)	$(57,711)	$(23,141)	$(80,852)
Fixed charges:
Interest portion of operating lease (1)	223	340	383	677	846	—	846	606	—	606
Debt interest (2)	2,526	6,434	4,395	16,401	30,661	12,386	43,047	29,865	23,141	53,006

Total fixed charges	2,749	6,774	4,778	17,078	31,507	$12,386	$43,894	30,471	$23,141	$53,613

Loss before noncontrolling interest, equity income (loss), (impairment) recovery of equity investment and income tax benefit plus fixed charges	$(15,762)	$(21,589)	$(14,977)	$(227,503)	$(89,667)	$—	$(89,667)	$(28,103)	$—	$(28,103)

Ratio of earnings to fixed charges	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)

Supplemental Information:

Additional earnings required to achieve 1:1 ratio of earnings to fixed charges	$18,511	$28,363	$19,755	$244,581	$121,174	$12,386	$133,560	$58,574	$23,141	$81,715

(1)	Represents an approximate interest factor of 1/3 of operating rentals.

(2)	Includes interest capitalized.

(3)	Earnings are inadequate to cover fixed charges; additional earnings required presented in supplemental information in above table.